

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14ᵗʰ Floor
New York, NY 10005

August 23, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of AstraZeneca PLC, under the Exchange Act of 1934.

- 3.500% Notes due 2023

- Floating Rate Notes due 2023

- 4.000% Notes due 2029

- 4.375% Notes due 2048

Sincerely,